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                                                              Page 1 of 13 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         Commercial Vehicle Group, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    202608105
                            -------------------------
                                 (CUSIP Number)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ]     Rule 13d-1(b)

         [ ]     Rule 13d-1(c)

         [X]     Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                        Exhibit Index on page 12

------------------------------                   ------------------------------
     CUSIP No. 202608105              13G             Page 2 of 13 Pages
------------------------------                   ------------------------------

--------------------------------------------------------------------------------
       1    NAMES OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

            Onex American Holdings II LLC
--------------------------------------------------------------------------------
       2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
            (a) [ ]
            (b) [ ]
--------------------------------------------------------------------------------
       3    SEC USE ONLY

--------------------------------------------------------------------------------
       4    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------------
          NUMBER OF               5      SOLE VOTING POWER

           SHARES                        0
                                  ----------------------------------------------
        BENEFICIALLY               6     SHARED VOTING POWER

          OWNED BY                       3,015,348
                                  ----------------------------------------------
            EACH                   7     SOLE DISPOSITIVE POWER

          REPORTING                      0
                                  ----------------------------------------------
           PERSON                  8     SHARED DISPOSITIVE POWER

            WITH                         3,015,348
--------------------------------------------------------------------------------
       9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,015,348
--------------------------------------------------------------------------------
      10    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
            (See Instructions)    [ ]

--------------------------------------------------------------------------------
      11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            16.76%
--------------------------------------------------------------------------------
      12    TYPE OF REPORTING PERSON (See Instructions)

            OO
--------------------------------------------------------------------------------

------------------------------                   ------------------------------
     CUSIP No. 202608105              13G             Page 3 of 13 Pages
------------------------------                   ------------------------------

--------------------------------------------------------------------------------
       1    NAMES OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

            Onex DHC LLC
--------------------------------------------------------------------------------
       2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
            (a) [ ]
            (b) [ ]
--------------------------------------------------------------------------------
       3    SEC USE ONLY

--------------------------------------------------------------------------------
       4    CITIZENSHIP OR PLACE OF ORGANIZATION

            Wyoming
--------------------------------------------------------------------------------
          NUMBER OF               5      SOLE VOTING POWER

           SHARES                        0
                                  ----------------------------------------------
        BENEFICIALLY               6     SHARED VOTING POWER

          OWNED BY                       1,252,166
                                  ----------------------------------------------
            EACH                   7     SOLE DISPOSITIVE POWER

          REPORTING                      0
                                  ----------------------------------------------
           PERSON                  8     SHARED DISPOSITIVE POWER

            WITH                         1,252,166
--------------------------------------------------------------------------------
       9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,252,166
--------------------------------------------------------------------------------
      10    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
            (See Instructions)    [ ]

--------------------------------------------------------------------------------
      11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            6.96%
--------------------------------------------------------------------------------
      12    TYPE OF REPORTING PERSON (See Instructions)

            OO
--------------------------------------------------------------------------------

------------------------------                   ------------------------------
     CUSIP No. 202608105              13G             Page 4 of 13 Pages
------------------------------                   ------------------------------

--------------------------------------------------------------------------------
       1    NAMES OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

            Onex Corporation
--------------------------------------------------------------------------------
       2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
            (a) [ ]
            (b) [ ]
--------------------------------------------------------------------------------
       3    SEC USE ONLY

--------------------------------------------------------------------------------
       4    CITIZENSHIP OR PLACE OF ORGANIZATION

            Ontario, Canada
--------------------------------------------------------------------------------
          NUMBER OF               5      SOLE VOTING POWER

           SHARES                        0
                                  ----------------------------------------------
        BENEFICIALLY               6     SHARED VOTING POWER

          OWNED BY                       4,322,363
                                  ----------------------------------------------
            EACH                   7     SOLE DISPOSITIVE POWER

          REPORTING                      0
                                  ----------------------------------------------
           PERSON                  8     SHARED DISPOSITIVE POWER

            WITH                         4,322,363
--------------------------------------------------------------------------------
       9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4,322,363
--------------------------------------------------------------------------------
      10    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
            (See Instructions)    [ ]

--------------------------------------------------------------------------------
      11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            24.03%
--------------------------------------------------------------------------------
      12    TYPE OF REPORTING PERSON (See Instructions)

            CO
--------------------------------------------------------------------------------

------------------------------                   ------------------------------
     CUSIP No. 202608105              13G             Page 5 of 13 Pages
------------------------------                   ------------------------------


--------------------------------------------------------------------------------
       1    NAMES OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

            Gerald W. Schwartz
--------------------------------------------------------------------------------
       2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
            (a) [ ]
            (b) [ ]
--------------------------------------------------------------------------------
       3    SEC USE ONLY

--------------------------------------------------------------------------------
       4    CITIZENSHIP OR PLACE OF ORGANIZATION

            Canadian
--------------------------------------------------------------------------------
          NUMBER OF               5      SOLE VOTING POWER

           SHARES                        0
                                  ----------------------------------------------
        BENEFICIALLY               6     SHARED VOTING POWER

          OWNED BY                       4,641,996
                                  ----------------------------------------------
            EACH                   7     SOLE DISPOSITIVE POWER

          REPORTING                      0
                                  ----------------------------------------------
           PERSON                  8     SHARED DISPOSITIVE POWER

            WITH                         4,641,996
--------------------------------------------------------------------------------
       9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4,641,996
--------------------------------------------------------------------------------
      10    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
            (See Instructions)    [ ]

--------------------------------------------------------------------------------
      11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            25.81%
--------------------------------------------------------------------------------
      12    TYPE OF REPORTING PERSON (See Instructions)

            IN
--------------------------------------------------------------------------------
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                                                              Page 6 of 13 Pages

ITEM 1(A)     NAME OF ISSUER:

              Commercial Vehicle Group, Inc. (the "Company").

ITEM 1(B)     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              6530 West Campus Way
              New Albany OH 43054

ITEM 2(A)     NAME OF PERSON FILING:

              Onex American Holdings II LLC ("OAH")
              Onex DHC LLC ("DHC")
              Onex Corporation ("Onex")
              Gerald W. Schwartz

         OAH, DHC, Onex and Mr. Schwartz and M Investments are filing the statement jointly, pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, as separate persons and not as members of a group. See Exhibit 1 for their Joint Filing Agreement.

ITEM 2(B)     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
              RESIDENCE:

              The address for the principal business office of each of OAH and DHC is:

              421 Leader Street
              Marion, Ohio 43302


              The address for the principal business office of each of Onex and Gerald W. Schwartz is:

              161 Bay Street
              P.O. Box 700
              Toronto, Ontario, Canada  M5J 2S1


ITEM 2(C)     CITIZENSHIP:

              OAH is a Delaware limited liability company.  DHC is
              a Wyoming limited liability company.  Onex is
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                                                              Page 7 of 13 Pages

              an Ontario, Canada corporation. Gerald W.
              Schwartz is a citizen of Canada.

ITEM 2(D)     TITLE OF CLASS OF SECURITIES:

              Common Stock, par value $0.01 per share.

ITEM 2(E)     CUSIP NO.:

              202608105

ITEM          3 IF THIS STATEMENT IS FILED PURSUANT TO
              SECTIONS 240.13D-1(B) OR 240.13D-2(B) OR (C),
              CHECK WHETHER THE PERSON FILING IS A:

              This statement is not filed pursuant to
              Sections 240.13d-1(b) or 240.13d-2(b) or (c).

ITEM 4        OWNERSHIP:

              (a)  Amount beneficially owned:
              OAH                                     3,015,348(1)
              DHC                                     1,252,166
              Onex                                    4,322,363(2)
              Gerald W. Schwartz                      4,641,996(3)

            (1) Includes 2,679,514 shares of common stock directly held by OAH and 335,834 shares of common stock indirectly held by OAH (consisting of 117,143 shares held of record by Bostrom Executive Investco LLC ("Bostrom EI"), 82,155 shares held of record by CVS Executive Investco LLC ("CVS EI"), 48,642 shares held of record by Trim Systems Executive Investco ("Trim EI"), 41,479 shares held of record by Trim Systems Executive Investco II LLC ("Trim EI II"), 27,282 shares held of record by Bostrom Partners LP ("Bostrom LP") and 19,133 shares held of record by CVS Partners LP ("CVS LP") (collectively, the "MIP Shares")). OAH is (i) the direct owner of all of equity percentage interests of each of Bostrom EI, CVS EI, Trim EI, Trim EI II and (ii) the direct owner of Onex American Holdings GP LLC, the general partner of Bostrom LP and CVS LP.
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                                                              Page 8 of 13 Pages


            (2) Represents the shares of common stock held indirectly by Onex and includes the MIP Shares, the shares of common stock directly held by OAH and DHC, and 54,849 shares of common stock directly held by Hidden Creek Industries ("HCI"). Onex is (i) the owner of all of the issued and outstanding shares of OAH, (ii) the direct and indirect owner of approximately 99% of the equity of DHC, (iii) the indirect owner of 100% of the equity percentage interests of each of Bostrom EI, CVS EI, Trim EI, Trim EI II, (iv) the indirect owner of Onex American Holdings GP LLC, the general partner of Bostrom LP and CVS LP and (v) the owner of all of the issued and outstanding shares of OMI Partnership Holdings Ltd., the direct owner of 99.8% of the economics and 100% of the voting interests of HCI.

            (3) Represents the shares of common stock held indirectly by Gerald
W. Schwartz and includes the MIP Shares, the shares of common stock held directly by OAH, DHC and HCI, and 319,633 shares of common stock held directly by Onex Advisors III LLC ("OAIII LLC"). Gerald W. Schwartz is the indirect holder of all the issued and outstanding Multiple Voting shares of Onex, which are entitled to elect sixty percent (60%) of the members of Onex's Board of Directors and carry such number of votes in the aggregate as represents 60% of the aggregate votes attached to all voting shares of Onex. Mr. Schwartz is the indirect owner of all of the issued and outstanding shares of OAIII LLC. Mr. Schwartz disclaims beneficial ownership of the shares reported hereunder.

            (b) Percent of class (based on 17,987,497 shares of common stock outstanding as of October 29, 2004, as reported in the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 1, 2004):

            OAH                                     16.76%
            DHC                                      6.96%
            Onex                                    24.03%
            Gerald W. Schwartz                      25.81%

            (c) Number of shares which the person has:

            (i)  Sole power to vote or to direct the vote
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                                                              Page 9 of 13 Pages


            OAH                                             0
            DHC                                             0
            Onex                                            0
            Gerald W. Schwartz                              0

            (ii)  Shared power to vote or to direct the vote:

            OAH                                     3,015,348
            DHC                                     1,252,166
            Onex                                    4,322,363
            Gerald W. Schwartz                      4,641,996

            (iii)  Sole power to dispose or to direct the disposition of

            OAH                                             0
            DHC                                             0
            Onex                                            0
            Gerald W. Schwartz                              0

            (iv)  Shared power to dispose or to direct the disposition of

            OAH                                     3,015,348
            DHC                                     1,252,166
            Onex                                    4,322,363
            Gerald W. Schwartz                      4,641,996

ITEM 5      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

            Not applicable

ITEM 6      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
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                                                             Page 10 of 13 Pages


            ANOTHER PERSON:

            Not applicable.


ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
            HOLDING COMPANY OR CONTROL PERSON:

            Not applicable

ITEM 8      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

            Not applicable

ITEM 9      NOTICE OF DISSOLUTION OF GROUP:

            Not applicable

ITEM 10     CERTIFICATION:

            Not applicable.

                                                             Page 11 of 13 Pages



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2005


                                               ONEX AMERICAN HOLDINGS II LLC

                                               By:    /s/ DONALD WEST
                                                  ------------------------
                                                    Name:  Donald West
                                                    Title:  Director

                                               ONEX DHC LLC

                                               By:    /s/ DONALD WEST
                                                  ------------------------
                                                    Name:  Donald West
                                                    Title:  Representative

                                               ONEX CORPORATION

                                               By:   /s/ DONALD W. LEWTAS
                                                  --------------------------
                                                    Name:  Donald W. Lewtas
                                                    Title:  Authorized Signatory


                                               /s/ DONALD W. LEWTAS
                                               ---------------------------
                                               Authorized signatory for
                                               Gerald W. Schwartz

                                                             Page 12 of 13 Pages


                                Index to Exhibits



                                                                                  PAGE NO. IN SEQUENTIAL
EXHIBIT                                                                             NUMBERING SYSTEM
-------                                                                             ----------------
1.    Joint Filing Agreement, dated February 14, 2005 among Onex American                 13
      Holdings II LLC, Onex DHC LLC, Onex Corporation and Gerald W. Schwartz



2. Power of Attorney incorporated by reference to the Amendment to Form 4 relating to Dura Automotive Systems, Inc., filed with the Securities and Exchange Commission by Onex on September 10, 1996.